[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

July 7, 2016

VIA COURIER AND EDGAR

Re:	Park Hotels & Resorts Inc.
Registration Statement on Form 10
File No. 001-37795

Sandra B. Hunter, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Park Hotels & Resorts Inc., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement, marked to show changes from the Registration Statement as filed on June 2, 2016. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your June 24, 2016 comment letter regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Park Hotels & Resorts. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 1.

SECURITIES AND EXCHANGE COMMISSION	July 7, 2016

General

1.	Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

Park Hotels & Resorts acknowledges the Staff’s comment and advises the Staff that it will provide all information required by Form 10, including filing all remaining required exhibits and completing all remaining blanks, in one or more future pre-effective amendments. Park Hotels & Resorts understands that the Staff requires a reasonable amount of time for review.

2.	We note your disclosure in the information statement that no vote of Hilton Worldwide stockholders is required in connection with the spin-off. Please provide us with a legal analysis regarding the basis for this statement.

Park Hotels & Resorts advises the Staff that under Delaware law no vote of Hilton Parent stockholders is required to effect the spin-offs. Under the General Corporation Law of the State of Delaware (the “DGCL”), the declaration of a dividend by a Delaware corporation, like Hilton Parent, is ordinarily the sole prerogative of its board of directors. See Edward P. Welch et al., Folk on the Delaware General Corporation Law §170.06 (2016 ed.). Pursuant to §170 of the DGCL, “[t]he directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends” out of assets legally available therefor. In addition, pursuant to §173 of the DGCL, dividends may be paid in cash, shares of the corporation’s capital stock or property of the corporation, such as the shares of common stock of Park Parent and HGV Parent to be distributed in the spin-offs. The certificate of incorporation of Hilton Parent provides that its board of directors may authorize, declare and pay dividends “at such times and in such amounts as the board in its discretion shall determine.” The certificate of incorporation and bylaws of Hilton Parent do not contain any restriction that would require the consent or approval of Hilton Parent stockholders for the authorization, declaration and payment of lawful dividends. Moreover, the spin-offs will not constitute a sale, lease or exchange of all or substantially all of the property and assets of Hilton Parent, such that stockholder authorization would be required under §271 of the DGCL. Accordingly, the distribution by Hilton Parent to its stockholders of the shares of Park Parent and HGV Parent will not trigger a stockholder vote under Delaware law.

SECURITIES AND EXCHANGE COMMISSION	July 7, 2016

Exhibit 99.1

Park Hotels & Resorts, page 1

3.	Please revise to clarify in this section the portion of your portfolio that consists of owned and leased properties, including the portion of properties in which your interest consists of an unconsolidated joint venture.

In response to the Staff’s comment, Park Hotels & Resorts has included a new Q&A on page 13 to disclose the portion of its portfolio that consists of owned and leased properties, including the portion of its properties in which its interest consists of an unconsolidated joint venture.

Summary Risk Factors, page 7

4.	Please revise to quantify the “significant portion of the voting power in HGV Parent” controlled by The Blackstone Group L.P. and its affiliates.

Park Hotels & Resorts has revised its disclosure on pages 7 and 63 to quantify the voting power in Park Parent that will be held by The Blackstone Group L.P. and its affiliates upon consummation of the spin-off.

The Spin-Off, page 10

5.	In order for investors to better understand the changes in your organizational structure as a result of the internal reorganization and subsequent spin-off transaction, please consider providing a graphical representation of your corporate structure prior to the internal reorganization and your corporate structure after the spin-off.

Park Hotels & Resorts has revised its disclosure on pages 10-11 and 73 to include diagrams depicting its organizational structure prior to the internal reorganization and after the spin-off.

Why is the separation of Park Parent structured as a spin-off?, page 11

6.	We note your disclosure that Hilton parent intends to implement the spin-off of a portfolio of 69 owned and leased hotel and resort properties and certain related assets and operations. Please briefly revise your summary to explain how these 69 properties were selected for your portfolio and describe the certain related assets and operations, including any liabilities and obligations to be transferred to you. To the extent any assets, liabilities and obligations related to the Separated Real Estate business will not transfer to you, please also revise as applicable.

In response to the Staff’s comment, Park Hotels & Resorts has included a new Q&A on page 13 to explain how the 69 properties were selected for its portfolio. Park Hotels & Resorts has also revised its disclosure on pages 12 and 148 to clarify that the “related assets and operations” consist of the hotel laundry operations described under “Business and Properties—Portfolio Summary—Hotel Laundry Operations.”

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In addition, Park Hotels & Resorts advises the Staff that generally all of the assets and liabilities (including whether accrued, contingent or otherwise) associated with the Separated Real Estate business will be retained by or transferred to Park Hotels & Resorts and notes the disclosure to this effect on pages 19, 72 and 150-152 of the Registration Statement.

7.	Please revise to briefly clarify whether Hilton Parent will continue to own and operate hotel and resort properties after the spin-off. To the extent applicable, please briefly describe the portfolio retained by Hilton Parent.

Park Hotels & Resorts advises the Staff that following the spin-off, Hilton or joint ventures in which Hilton holds an interest, will continue to own or lease an aggregate of 73 hotels. Park Hotels & Resorts has revised page 13 to briefly describe this retained portfolio.

Financing Transactions, page 10

8.	Please confirm that you plan to revise to disclose the material terms of each facility you enter into, including interest rate, maturity date, financial covenants and any requirements to maintain leverage and financial ratios.

Park Hotels & Resorts confirms that it plans to disclose the material terms of each material facility it enters into, including the terms identified by the Staff, in one or more future pre-effective amendments to the Registration Statement. Park Hotels & Resorts understands that the Staff requires a reasonable amount of time for review.

Special Note About Forward Looking Statements, page 67

9.	We note your disclosure that you have made forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. It is not clear how you are able to rely upon the safe harbors for forward-looking statements since it is applicable to an issuer that, at the time the statement is made, is subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act of 1934. Please revise your disclosure accordingly or advise.

In response to the Staff’s comment, Park Hotels & Resorts has revised page 69 to eliminate references to Section 27A of the Securities Act and Section 21E of the Exchange Act in its disclosure regarding forward-looking statements.

Manner of Effecting the Spin-Off, page 69

10.	We note your disclosure that the general terms and conditions relating to the spin-off will be set forth in a Distribution Agreement among you, Hilton parent and Hilton Grand Vacations. Please revise your disclosure in this section to more specifically describe and quantify the anticipated costs in connection with the spin-off. Please also describe how these costs will be allocated.

SECURITIES AND EXCHANGE COMMISSION	July 7, 2016

Park Hotels and Resorts has revised page 72 to describe and quantify the anticipated costs in connection with the spin-offs. Although the information regarding how these costs will be allocated has not yet been determined, Park Hotels & Resorts advises the Staff that it will disclose this information in a subsequent pre-effective amendment.

Conditions to the Spin-Off, page 77

11.	We note your disclosure that the spin-offs are conditioned on the ruling received by Hilton Parent from the Internal Revenue Service regarding certain U.S. federal income tax aspects of the spin-offs remaining in effect as of the distribution date, and the receipt of an opinion of your tax counsel confirming that the spin-off should qualify as tax-free under Section 355 of the Code. Please file the IRS ruling as an exhibit to your registration statement or advise. Please also tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement.

Park Hotels & Resorts respectfully advises the Staff that it does not intend to file the confidential private letter ruling from the Internal Revenue Service as an exhibit to the Registration Statement. The Registration Statement describes the material U.S. federal income tax consequences of the spin-off and related matters, including under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” and “Material U.S. Federal Income Tax Considerations.” Park Hotels & Resorts respectfully submits that filing the private letter ruling as an exhibit will not materially enhance a stockholder’s understanding of such tax matters beyond what has already been described in such disclosure. Moreover, the private letter ruling was issued on a confidential basis and remains confidential. Based upon a review of spin-off transactions, private letter rulings typically are not publicly filed as part of spin-off registration statements on Form 10. This approach is consistent with the requirements of Form 10 and Item 601 of Regulation S-K, which do not specify such an exhibit-filing requirement. Park Hotels & Resorts notes in this regard that while Item 601(b)(8) of Regulation S-K requires certain registrants to file as an exhibit to certain registration statements filed under the Securities Act either an opinion of counsel as to material tax consequences or, in lieu thereof, a revenue ruling from the IRS, this requirement is not applicable to registration statements filed under the Exchange Act, including registration statements on Form 10.

Park Hotels & Resorts advises the Staff that it expects that the opinion of spin-off tax counsel regarding the qualification of the spin-off under Section 355 of the Code will be in agreed final form on or prior to the effectiveness of the Registration Statement, although, in accordance with customary practice, it would not be delivered until the distribution date.

SECURITIES AND EXCHANGE COMMISSION	July 7, 2016

Unaudited Pro Forma Combined Consolidated Financial Statements, page 85

12.	We note you include multiple adjustments in your Spin-Off Adjustments column on page 87. Please revise to include one line item in this column for each adjustment. In this regard, adjustments b, c, d, and e for Net Parent investment should be disaggregated and presented as four separate rows.

Park Hotels & Resorts has revised the presentation of the Spin-Off Adjustments column on page 90 to include one line item in this column for each adjustment, including separate line items for each of the adjustments to Net Parent Investment described in notes (d) and (e). Park Hotels & Resorts advises the Staff that no adjustment to its pro forma balance sheet will be made for the items described in notes (b) and (c) and page 90 has been further revised to remove these adjustments.

Note 4: Pro Forma Adjustments, page 91

13.	We note your adjustment (a). Please revise to describe your adjustments to Due to Hilton affiliates, Net Parent investment, and Income tax expense.

Park Hotels & Resorts has revised the presentation of the Spin-Off Adjustments column on page 90 to remove adjustment (a) next to Due to Hilton Affiliates and Net Parent investment as an adjustment to these line items is not anticipated. Park Hotels & Resorts has also revised the description on page 94 to clarify that adjustment (a) also includes an adjustment to historical income tax expense to give effect to the change in interest expense resulting from the financing transactions, which will result in changes to income before income taxes.

14.	We note your adjustment (a). To the extent the actual interest rates could vary from the interest rate depicted, please revise your filing to disclose the effect of a 1/8 percent variance in interest rate.

Park Hotels & Resorts has revised page 94 to present the effect of a 1/8 percent variance in interest rates on the adjustment to interest expense. This information will be completed in a future pre-effective amendment when determinations regarding the financing transactions have been finalized.

15.	We note your adjustment (c). Please tell us how you determined the amount of incremental expense is factually supportable. In this regard, please tell us if you expect these amounts to be based on agreements that will be finalized prior to effectiveness. Please refer to Article 11 of Regulation S-X.

Park Hotels & Resorts advises the Staff that adjustment (c) is placeholder disclosure in the event that any employment relationships, transition services agreement or other contractual arrangements directly related to the spin-off transaction would result in incremental expense to the amounts reflected in the historical combined consolidated financial statements that is factually supportable and is expected to have a continuing impact. While this information is not yet available or has not yet been determined, Park Hotels & Resorts acknowledges the Staff’s comment and advises the Staff that in a subsequent pre-effective amendment it will revise this disclosure either to remove it or to complete it, as applicable.

SECURITIES AND EXCHANGE COMMISSION	July 7, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

16.	We note that you have invested $1.2 billion in capital expenditures in the past five years. Please revise this section, or elsewhere as appropriate, to provide a breakdown of such capital expenditures for each year and clarify, if true, that your commitments to fund capital expenditures for next year are covered by reserves or revise accordingly.

Park Hotels & Resorts has revised page 118 to provide a breakdown of the aggregate $1.2 billion in capital expenditures that was incurred in each of the last five years. In addition, Park Hotels & Resorts advises the Staff that its commitments to fund capital expenditures for the next year are not currently covered by reserves. Capital expenditures for renovations and maintenance at its properties will be funded by cash and cash equivalents, restricted cash to the extent permitted by its lending agreements and cash flow from operations. Following the spin-off, Park Hotels & Resorts expects to establish reserves for capital expenditures in accordance with the management agreements to be entered into with Hilton. Park Hotels & Resorts has revised page 118 to so disclose.

Principal Components of and Factors Affecting Our Results of Operations, page 93

17.	Please revise to disclose the impact on your expenses from the change in management and franchise agreements. Also, please disclose the range of incremental general and administrative expenses you expect to incur after the spin-off.

In response to the Staff’s comment, Park Hotels & Resorts has revised the discussion of the principal components of its expenses on pages 98 and 99 to include a cross reference to the disclosure in “Unaudited Pro Forma Combined Consolidated Financial Statements” regarding the impact on expenses resulting from the new management and franchise agreements to be entered into with Hilton in connection with the spin-off, as well as the range of incremental general and administrative expenses expected to be incurred after the spin-off.

SECURITIES AND EXCHANGE COMMISSION	July 7, 2016

Comparable Hotel Data, page 101

18.	We note your comparable hotel data disclosure on pages 101-104. Please revise to further break-out your international geographic market disclosure in the tables by region or country. For example purposes only, we note your disclosure on page 130 that, as of March 31, 2016, you have nine properties in the United Kingdom with a total of 1,587 rooms.

Park Hotels & Resorts advises the Staff that, apart from the United Kingdom, no single non-U.S. country is individually significant to its operations. In response to the Staff’s comment, Park Hotels & Resorts has revised pages 105, 107 and 108 to break-out its international geographic market disclosure as between the United Kingdom and other international markets.

19.	We note your comparable hotel data disclosure that as of March 31, 2016 you had two properties in New York with 2,236 rooms. We further note that in your list of your portfolio as of March 31, 2016 on pages 129-130, you only list one property in New York with 1,932 rooms. Please revise or explain.

Park Hotels & Resorts advises the Staff that the comparable hotels in the New York market also includes the Hilton Short Hills, which is located in New Jersey, and has revised pages 105, 107 and 108 to so clarify.

Liquidity and Capital Resources

Contractual Obligations, page 116

20.	Please revise to also provide a table of contractual obligations on a pro forma basis.

Park Hotels & Resorts has revised its disclosure on page 121 to present a table of contractual obligations on a pro forma basis giving effect to the financing transactions. This information will be completed in a future pre-effective amendment when determinations regarding the financing transactions have been finalized.

Our Hotels, page 129

21.	Please consider providing tabular disclosure of your properties according to the nature of your interest and provide your ownership percentage in each unconsolidated joint venture.

Park Hotels & Resorts has revised page 134 to provide tabular disclosure of its portfolio according to the nature of its property interest and has revised the property table on pages 134-136 to provide its ownership percentage in each unconsolidated joint venture.

SECURITIES AND EXCHANGE COMMISSION	July 7, 2016

Ground Leases, page 134

22.	Please revise to include tabular disclosure regarding properties leased by joint ventures. In addition, please revise to include contingent rent on the leases or advise.

Park Hotels & Resorts has revised pages 140 and 141 to include tabular disclosure regarding properties leased by joint ventures and to indicate leases where contingent rent is payable.

Management, page 139

23.	Please revise your disclosure to disclose the specific dates of Mr. Baltimore’s employment as President, Chief Executive Officer and member of the board of trustees of RLJ Lodging Trust.

Park Hotels & Resorts has revised page 145 to disclose the specific dates of Mr. Baltimore’s employment as President, Chief Executive Officer and member of the board of trustees of RLJ Lodging Trust.

Executive and Director Compensation, page 142

24.	We note your disclosure that your compensation programs may differ significantly from those in effect at Hilton Parent in 2015. We further note your disclosure that Mr. Baltimore has entered into an employment agreement for an initial four-year term. Please disclose whether you intend to execute new employment arrangements with the rest of your named executive officers. Please also tell us whether any of your key employees will continue to hold positions with Hilton Worldwide upon consummation of the spinoff.

Park Hotels & Resorts advises the Staff that it does not intend to enter into an employment arrangement with Sean M. Dell’Orto, who will serve as its Chief Financial Officer. The material terms of Mr. Dell’Orto’s compensation arrangements will be described in a future pre-effective amendment to the Registration Statement, and Park Hotels & Resorts understands that the Staff requires a reasonable amount of time for review. Park Hotels & Resorts has revised page 148 to so disclose. Park Hotels & Resorts further advises the Staff that no employees will hold positions with Hilton upon consummation of the spin-off.

Notes to Combined Consolidated Financial Statements, page F-7

25.	Please tell us how you complied with Item 302 of Regulation S-K, or tell us how you determined it was unnecessary to include selected quarterly financial data.

Park Hotels & Resorts respectfully advises the Staff that, since it does not presently have any securities registered under Section 12(b) or 12(g) of the Exchange Act, it is not required to present selected quarterly financial data in the Registration Statement pursuant to Item 302(a) of Regulation S-K. Although this is an Exchange Act

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registration statement, this conclusion is consistent with the guidance set forth in Topic 1620 “Selected Quarterly Financial Data Not Required” of the Financial Reporting Manual of the Division of Corporate Finance, which provides that “a company is not required to furnish selected quarterly financial data pursuant to S-K 302(a) in its initial registration statement under the Securities Act if it does not have any securities registered under Section 12(b) or 12(g) of the Exchange Act.”

Park Hotels & Resorts advises the Staff that following the registration of its common stock under Section 12(b) of the Exchange Act, it will present selected quarterly financial data in future periodic reports filed under the Exchange Act to the extent required by applicable rules, including Item 302(a) of Regulation S-K.

Note 3: Acquisitions, page F-14

26.	We note that during 2015 you acquired certain properties as part of a tax deferred exchange. Please provide us with your significance tests to determine whether audited financial statements are required under Rule 3-05 of Regulation S-X.

Park Hotels & Resorts is supplementally providing its significance tests to the Staff. Pursuant to Rule 12b-4 under the Exchange Act and Rule 418(b) under the Securities Act, these materials are being provided to the Staff on a supplemental basis only under separate cover and are not to be filed with or deemed part of or included in the Registration Statement. Pursuant to Rule 12b-4 and Rule 418, and on behalf of Park Hotels & Resorts, we request that these materials be returned to Park Hotels & Resorts upon completion of your review thereof. Please contact us when you have completed your review and we will arrange for these materials to be picked up from you.

Park Hotels & Resorts respectfully advises the Staff that it has concluded that audited financial statements of the businesses acquired were not required by Rule 3-05 of Regulation S-X.

Park Hotels & Resorts assessed the significance of each individual acquired business applying the required tests from Rule 1-02(w) of Regulation S-X, determining that no individual acquired business exceeded 20% for any individual significance test criterion. In assessing whether the businesses acquired were related, it evaluated whether the acquired businesses were under common control or management, were conditioned upon the acquisition of each of the other respective businesses, or were conditioned upon a single common event. With respect to common control and management, Park Hotels & Resorts identified the ownership interests in each of the properties immediately prior to acquisition. Park Hotels & Resorts advises the Staff that based upon an assessment of ownership interests, Park Hotels & Resorts concluded that two properties were under common control, which when aggregated yielded the highest level of significance at 7.4% of pre-tax income.

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Park Hotels & Resorts further assessed the significance considering whether the common management of the hotel operations by an affiliate of Park Hotels & Resorts’ parent (“Parent”) would result in the significant tests being met, observing that prior to acquisition Parent was not the manager of all of the acquired properties, and when aggregating those properties that were managed by an affiliate of Parent prior to the acquisitions yielded the highest level of significance at 11.7% of pre-tax income.

Under the terms of the respective agreements, the acquired businesses were not conditioned on the acquisition of the other businesses, nor were they conditioned upon any single event. Specifically, under the terms of each respective acquisition agreement, Park Hotels & Resorts held the option to acquire the respective property regardless of the execution of the sale of the Waldorf Astoria New York property.

27.	Please tell us how you complied with paragraph 2(h)(3) of ASC 805-10-50, or tell us how you determined it was unnecessary to provide supplemental pro forma information for your 2015 acquisition.

Park Hotels & Resorts respectfully advises the Staff that it has concluded that no disclosure is required by ASC paragraph 805-10-50-2(h)(3) as such disclosure would not be material. Specifically, such disclosure would not materially enhance a reader’s understanding of the financial statements or the financial condition or results of Park Hotels & Resorts because such disclosure would not be meaningful and, indeed, may be misleading. In evaluating the materiality of the disclosure requirement, it considered the effect of the disposition of the Waldorf Astoria New York property. Park Hotels & Resorts believes that a presentation of the pro forma effects of the acquisitions without the offsetting effects of the disposition would be misleading, as the additional revenues and earnings from the acquired businesses to be included in the disclosure would have been significantly offset by the revenues and earnings from the disposed of business. On that basis, the disclosure required by ASC paragraph 805-10-50-2(h)(3) was intentionally omitted from the historical combined consolidated financial statements.

Note 4: Disposals, page F-15

28.	We note you recognized $22 million as a capital contribution from a Hilton Affiliate related to your sale of certain land and easement rights. Please tell us your basis in U.S. GAAP for this accounting treatment.

Park Hotels & Resorts acknowledges the Staff’s comment and respectfully advises the Staff that the transaction was accounted for by applying guidance within ASC Subtopic 805-50, Related Issues, specifically the guidance within the subsection “Transactions Between Entities Under Common Control.” Park Hotels & Resorts concluded that the Blackstone affiliate that acquired the land and easement rights was under common control with Hilton Worldwide Holdings Inc., the parent of Park Hotels & Resorts. ASC paragraph 805-50-30-5 indicates when accounting for a

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transfer of assets between entities under common control, the entity that receives the assets should initially measure the recognized assets transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Although not explicit in ASC Subtopic 805-50, Park Hotels & Resorts believes it is appropriate to consider this guidance as the transferring entity for standalone reporting and derecognized the carrying amounts of the assets transferred. Park Hotels & Resorts does not believe a gain or loss can be recognized on transfers of assets of this nature between entities under common control; therefore, the difference between the cash consideration received from the Blackstone affiliate and the carrying amounts of the assets transferred were recognized as capital contribution within equity.

* * * * *

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Jennifer Gowetski, Esq.

Jennifer Monick

Jeffrey Lewis

Hilton Worldwide Holdings Inc.

Kristin A. Campbell, Esq.

Park Hotels & Resorts Inc.

Sean M. Dell’Orto

Hogan Lovells US LLP

J. Warren Gorrell, Jr.

Stuart A. Barr

Park Hotels & Resorts Inc.

7930 Jones Branch Drive, Suite 1100

McLean, Virginia 22102

July 7, 2016

VIA COURIER AND EDGAR

Re:	Park Hotels & Resorts Inc.
Registration Statement on Form 10
File No. 001-37795

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Reference is made to the above-referenced Registration Statement. Park Hotels & Resorts Inc. (the “Company”) hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Sean M. Dell’Orto
Sean M. Dell’Orto
Senior Vice President and Treasurer